Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2023 RESULTS

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Revenue Increases 2.5% Compared to 2Q23
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15.9% Gross Margin Compared to 17.3% in 2Q23
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Overall Utilization Rate Increased to 63% from 60% in 2Q23
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Net Earnings of NT$0.80 per Basic Common Share or US$0.50 per Basic ADS Compared to Net Earnings of NT$0.86 per Basic Common Share or US$0.54 per Basic ADS in 2Q23
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Strong Financial Position and Liquidity with NT$11,312.0 Million or US$350.9 Million Balance of Cash and Cash Equivalents

Hsinchu, Taiwan – November 2, 2023 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the third quarter ended September 30, 2023. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$32.24 against US$1.00 as of September 29, 2023.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the third quarter of 2023 was NT$5,581.5 million or US$173.1 million, an increase of 2.5% from NT$5,444.1 million or US$168.9 million in the second quarter of 2023 and an increase of 6.2% from NT$5,254.0 million or US$163.0 million for the same period in 2022. The Company noted that while it may see some near-term lumpiness, its long-term business trends are strong, with inventories bottoming out and healthy long-term demand dynamics, as it benefits from diversity in its product line and leadership in key areas like DDIC.

Net non-operating income in the third quarter of 2023 was NT$230.9 million or US$7.2 million, compared to NT$222.4 million or US$6.9 million in the second quarter of 2023, and NT$403.3 million or US$12.5 million in the third quarter of 2022. The increase of net non-operating income compared to the second quarter of 2023 is mainly due to the increase of the foreign exchange gains of NT$17 million or US$0.5 million and share of profit of associates accounted for using equity method of NT$9 million or US$0.3 million, which was partially offset by a NT$17 million or US$0.5 million decrease of interest income. The difference between the third quarter of 2022 is mainly due to a decrease of foreign exchange gains of NT$131 million or US$4.1 million and share of profit of associates accounted for using equity method of NT$79 million or US$2.5 million. This was partially offset by the positive valuation impact of financial assets at fair value through profit or loss of NT$37 million or US$1.1 million from loss on valuation of financial assets at fair value through profit or loss of NT$33 million or US$1.0 million in the third quarter of 2022 to gain on valuation of financial assets at fair value through profit or loss of NT$4 million or US$0.1 million in the third quarter of 2023.

Net profit attributable to equity holders of the Company for the third quarter of 2023 was NT$580.6 million or US$18.0 million, and NT$0.80 or US$0.02 per basic common share, as compared to NT$628.5 million or US$19.5 million, and NT$0.86 or US$0.03 per basic common share in the second quarter of 2023. This compares to NT$671.8 million or US$20.8 million, and NT$0.92 or US$0.03 per basic common share in the third quarter of 2022. Net earnings for the third quarter of 2023 were US$0.50 per basic ADS, compared to US$0.54 per basic ADS for the second quarter of 2023 and US$0.57 per basic ADS in the third quarter of 2022.

Free cash flow for the first nine months of 2023 was NT$1,089.0 million or US$33.8 million, with a balance of cash and cash equivalents was NT$11,312.0 million or US$350.9 million.

Third Quarter 2023 Investor Conference Call / Webcast Details

Date: Thursday, November 2, 2023

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-33961191

Password: 9507502 #

Webcast and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.